UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒   Form 40-F ☐

Celyad Oncology SA

On September 25, 2023, Celyad Oncology SA (the “Company”) issued a press release announcing that Citibank, N.A., as depositary (“Citibank”), shall issue the notice of terminating its American Depository Receipt program (“ADR Program”) of American Depositary Shares representing ordinary shares (“ADSs”) to the holders of ADSs according to the requirements under the deposit agreement. The ADR Program and the deposit agreement will be terminated on October 26, 2023 (the “Termination Date”).

Prior to termination of the deposit agreement, ADS holders are entitled to surrender their ADSs to Citibank for cancellation, in accordance with the terms of the deposit agreement, and receive the underlying ordinary shares of the Company. Holders of ADSs should contact Citibank or, to the extent holders are holding ADSs through a bank, broker or other nominee, such holders should contact such bank, broker or nominee with any questions regarding the ADSs.

A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1 is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-248464) and S-8 (File No. 333- 220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on September 25, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: September 26, 2023	By:	/s/ Georges Rawadi
Georges Rawadi
Chief Executive Officer